UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42005

ZOOZ Strategy Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Strategy Ltd.

ZOOZ Strategy Ltd. (the “Company”) is furnishing its unaudited condensed consolidated financial statements as of and for the six month period ended June 30, 2026, as Exhibit 99.1 to this Form 6-K and is furnishing its Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes the Company’s financial condition and results of operations as of and for the six month period ended June 30, 2026, as Exhibit 99.2 to this Form 6-K.

This Report on Form 6-K and the information incorporated by reference into this Report on Form 6-K are incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741 and into the Company’s Registration Statements on Form F-3, Files No. 333-288280, 333-288916, 333-289655, 333-290571 and 333-290638.

Exhibit No.	Description
99.1	Condensed consolidated financial statements as of and for the six-month period ended June 30, 2026

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes the Company’s financial condition and results of operations as of and for the six-month period ended June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZOOZ Strategy Ltd

Date: August 25, 2026	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Chairman of the Board of Directors